 Exhibit 21

			Proportion of Ownership
			Interest and Voting Power
Name of Company	Principal Activity	Location	Held at June 30, 2011

Impact Active Team Ltd.	Consulting	Israel	100%
TPDS Ltd.	Medical	Israel	94%
Meizam Arad Investments Ltd.	Financing	Israel	99%
Meizam – Advanced Enterprise Center Arad Ltd.	Industrial Incubator	Israel	72%